                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549

                                   FORM 11-K


 [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997

                                      OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934

    For the transition period from __________to ___________

       THRIFT PLAN FOR EMPLOYEES OF AMAX GOLD INC. AND ITS SUBSIDIARIES

                         Commission file number 1-9620


                                 AMAX GOLD INC.

             (Exact name of registrant as specified in its charter)


              DELAWARE                                 06-1199974
------------------------------------      -------------------------------------
  (State or other jurisdiction of           (IRS Employers Identification No.)
   incorporation or organization)


 9100 EAST MINERAL CIRCLE, ENGLEWOOD, COLORADO            80155
--------------------------------------------------   -----------------
   (Address of principal executive offices)             (Zip Code)

Registrant's telephone number, including area code    (303) 643-5500
                                                      ----------------

       THRIFT PLAN FOR EMPLOYEES OF AMAX GOLD INC. AND ITS SUBSIDIARIES

                             FINANCIAL STATEMENTS

                          DECEMBER 31, 1997 AND 1996

                       REPORT OF INDEPENDENT ACCOUNTANTS

June 8, 1998

To The Participants and Administrator of the
 Thrift Plan for Employees of
 Amax Gold Inc. and Its Subsidiaries


In our opinion, the accompanying statements of net assets available for benefits with Fund Information and the related statement of changes in net assets available for benefits with Fund Information present fairly, in all material respects, the net assets available for benefits of the Thrift Plan for Employees of Amax Gold Inc. and Its Subsidiaries (the "Plan") at December 31, 1997 and 1996, and the changes in its net assets available for benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and the changes in net assets available for benefits of each fund. Schedules I and II and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PRICE WATERHOUSE LLP
Denver, Colorado

       THRIFT PLAN FOR EMPLOYEES OF AMAX GOLD INC. AND ITS SUBSIDIARIES STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                               DECEMBER 31, 1996

                                                                    FUND INFORMATION
                             -----------------------------------------------------------------------------------------------
                                                    Common         Partici-       Prime          Equity
                                                     Stock           pant        Reserve         Index        International
                                  Total              Fund            Loans        Fund            Fund          Stock Fund
                             ----------------  -----------------  -----------  -----------  ----------------  --------------

ASSETS

Cash and equivalents              $       427         $        -    $    427       $     -        $        -        $      -

Investments:
Amax Gold Inc.
  common stock                      1,727,170          1,727,170           -             -                 -               -
Mutual funds                       11,744,772                  -           -        55,828         2,478,242         518,963
Participant loans                     502,460                  -     502,460             -                 -               -

Receivables:
 Interest                               3,381                218           -           123               525             105
 Participant
  contributions and
  loan repayments                      85,449              1,527     (14,739)        3,886            16,340           8,125
 Employer contributions                58,571             58,571           -             -                 -               -
                                  -----------  -----------------  ----------   -----------  ----------------  --------------

Total assets                       14,122,230          1,787,486     488,148        59,837         2,495,107         527,193
                                  -----------  -----------------  ----------   -----------  ----------------  --------------

LIABILITIES                                 -                  -           -             -                 -               -
                                  -----------  -----------------  ----------   -----------  ----------------  --------------

Net assets available
 for benefits                     $14,122,230         $1,787,486    $488,148       $59,837        $2,495,107        $527,193
                                  ===========  =================  ==========   ===========  ================  ==============
                                                                    FUND INFORMATION
                               -----------------------------------------------------------------------------------------------
                                 Spectrum          Stable          Equity            New           Science &       Spectrum
                                  Income           Value           Income          Horizons       Technology        Growth
                                   Fund             Fund            Fund             Fund            Fund            Fund
                               -------------  ----------------  -------------  ----------------  -------------  --------------

ASSETS

Cash and equivalents                $      -        $        -       $      -        $        -       $      -         $     -

Investments:
Amax Gold Inc.
  common stock                             -                 -              -                 -              -               -
Mutual funds                         816,710         4,913,643        322,738         2,369,179        190,897          78,572
Participant loans                          -                 -              -                 -              -               -

Receivables:
 Interest                                307             1,291             84               588            139               1
 Participant
  contributions and
  loan repayments                      6,928            27,551          7,247            22,947          3,732           1,905
 Employer contributions                    -                 -              -                 -              -               -
                               -------------  ----------------  -------------  ----------------  -------------  --------------

Total assets                         823,945         4,942,485        330,069         2,392,714        194,768          80,478
                               -------------  ----------------  -------------  ----------------  -------------  --------------

LIABILITIES                                -                 -              -                 -              -               -
                               -------------  ----------------  -------------  ----------------  -------------  --------------

Net assets available
 for benefits                       $823,945        $4,942,485       $330,069        $2,392,714       $194,768         $80,478
                               =============  ================  =============  ================  =============  ==============




       The accompanying notes are an integral part of these statements.

       THRIFT PLAN FOR EMPLOYEES OF AMAX GOLD INC. AND ITS SUBSIDIARIES STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                               DECEMBER 31, 1997

                                                                   FUND INFORMATION
                             ---------------------------------------------------------------------------------------------
                                                  Common         Partici-      Prime          Equity
                                                   Stock           pant       Reserve          Index        International
                                 Total             Fund           Loans        Fund            Fund           Stock Fund
                             --------------  -----------------  ----------  -----------  -----------------  --------------

ASSETS

Cash and equivalents            $    15,000           $      -   $ 15,000       $     -         $        -        $      -

Investments:
Amax Gold Inc.
  common stock                      924,695            924,695          -             -                  -               -
Mutual funds                     12,685,187                  -          -        76,816          3,158,392         512,446
Participant loans                   412,892                  -    412,892             -                  -               -

Receivables:
 Interest                             2,162                209          -           196                282              83
 Participant
  contributions and
  loan repayments                    96,685             11,321    (13,958)        5,632             16,275           8,801
 Employer contributions              45,797             45,797          -             -                  -               -
                                -----------  -----------------  ---------   -----------  -----------------  --------------

Total assets                     14,182,418            982,022    413,934        82,644          3,174,949         521,330
                                -----------  -----------------  ---------   -----------  -----------------  --------------

LIABILITIES                               -                  -          -             -                  -               -

Excess contributions
 refundable to participants          10,712                 90          -           338                906             651
                                -----------  -----------------  ---------   -----------  -----------------  --------------
Net assets available
for benefits                    $14,171,706           $981,932   $413,934       $82,306         $3,174,043        $520,679
                                ===========  =================  =========   ===========  =================  ==============


                                                                   FUND INFORMATION
                               --------------------------------------------------------------------------------------------------
                                 Spectrum          Stable            Equity             New           Science &       Spectrum
                                  Income            Value            Income          Horizons        Technology        Growth
                                   Fund             Fund              Fund             Fund             Fund            Fund
                               -------------  -----------------  --------------  -----------------  -------------  --------------

ASSETS

Cash and equivalents                $      -         $        -        $      -         $        -       $      -        $      -

Investments:
Amax Gold Inc.
  common stock                             -                  -               -                  -              -               -
Mutual funds                         900,304          4,758,224         794,564          2,066,989        184,551         232,901
Participant loans                          -                  -               -                  -              -               -

Receivables:
 Interest                                242                754             107                192             75              22
 Participant
  contributions and
  loan repayments                      8,126             21,989           9,940             15,029          7,998           5,532
 Employer contributions                    -                  -               -                  -              -               -
                               -------------  -----------------  --------------  -----------------  -------------  --------------

Total assets                         908,672          4,780,967         804,611          2,082,210        192,624         238,455
                               -------------  -----------------  --------------  -----------------  -------------  --------------

LIABILITIES                                -                  -               -                  -              -               -

Excess contributions
 refundable to participants              378              4,949             641              2,430            287              42
                               -------------  -----------------  --------------  -----------------  -------------  --------------
Net assets available
for benefits                        $908,294         $4,776,018        $803,970         $2,079,780       $192,337        $238,413
                               =============  =================  ==============  =================  =============  ==============




       The accompanying notes are an integral part of these statements.

       The accompanying notes are an integral part of these statements.
       THRIFT PLAN FOR EMPLOYEES OF AMAX GOLD INC. AND ITS SUBSIDIARIES STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                         YEAR ENDED DECEMBER 31, 1997

                                                                    FUND INFORMATION
                              -------------------------------------------------------------------------------------------------
                                                Common         Partici-        Prime      Equity                      Spectrum
                                                Stock            pant         Reserve      Index     International     Income
                                 Total           Fund            Loans         Fund        Fund        Stock Fund       Fund
                              ------------  --------------  ---------------  ---------  -----------  --------------  ----------

Investment Income:
 Interest and dividends       $   624,864     $         -        $       -   $  3,792   $   73,161        $ 27,118   $  64,673
 Net realized gain (loss) on
  investments                     130,395         (46,314)               -          -      215,954          11,425       7,527
 Net change in unrealized
  appreciation/depreciation
  in fair value of
  investments                    (530,721)     (1,320,504)               -          -      548,738         (26,778)     26,497
Employer contributions            612,188         612,188                -          -            -               -           -

Participant contributions
  and loan repayments           1,341,161         146,782         (194,688)    65,760      242,237         113,056     102,946

Transfers between Plan
  funds and loans                       -         121,906          209,423    (28,316)       6,840         (81,773)     14,456

Employee withdrawals           (2,128,411)       (319,612)         (88,949)   (18,767)    (407,994)        (49,562)   (131,750)
                              -----------     -----------   --------------   --------   ----------        --------   ---------

Net increase (decrease)            49,476        (805,554)         (74,214)    22,469      678,936          (6,514)     84,349

Net assets available
 for benefits:
Beginning of year              14,122,230       1,787,486          488,148     59,837    2,495,107         527,193     823,945
                              -----------     -----------   --------------   --------   ----------        --------   ---------

End of year                   $14,171,706     $   981,932        $ 413,934   $ 82,306   $3,174,043        $520,679   $ 908,294
                              ===========     ===========   ==============   ========   ==========        ========   =========

                                                   FUND INFORMATION
                               -------------------------------------------------------------
                                   Stable      Equity        New       Science &    Spectrum
                                  Value       Income     Horizons    Technology     Growth
                                   Fund        Fund        Fund         Fund         Fund
                               ------------  ---------  -----------  -----------  ----------

Investment Income:
 Interest and dividends         $  287,101   $ 76,863   $   51,012     $ 17,543    $ 23,601
 Net realized gain (loss) on
  investments                            -      6,368      (58,682)     (11,143)      5,260
 Net change in unrealized
  appreciation/depreciation
  in fair value of
  investments                            -     76,689      171,083      (11,848)      5,402
Employer contributions                   -          -            -            -           -

Participant contributions
  and loan repayments              349,837    115,509      253,850       93,617      52,255

Transfers between Plan
  funds and loans                  (37,060)   246,395     (474,712)     (53,218)     76,059

Employee withdrawals              (766,345)   (47,923)    (255,485)     (37,382)     (4,642)
                                ----------   --------   ----------     --------    --------

Net increase (decrease)           (166,467)   473,901     (312,934)      (2,431)    157,935

Net assets available
 for benefits:
Beginning of year                4,942,485    330,069    2,392,714      194,768      80,478
                                ----------   --------   ----------     --------    --------

End of year                     $4,776,018   $803,970   $2,079,780     $192,337    $238,413
                                ==========   ========   ==========     ========    ========



       The accompanying notes are an integral part of these statements.

       THRIFT PLAN FOR EMPLOYEES OF AMAX GOLD INC. AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS


1. DESCRIPTION OF THE PLAN

The following description of the Thrift Plan for Employees of Amax Gold Inc. and Its Subsidiaries (the "Plan") provides only general information. Refer to the Plan document for a more complete description of the Plan's provisions.

GENERAL
The Plan is a defined contribution plan maintained by Amax Gold Inc. and Its Subsidiaries ("Amax Gold" or the "Company") for salaried employees ("Eligible Employees" or "Participants"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

MERGER
Effective June 1, 1998, Amax Gold merged with Kinross Gold Corporation of Toronto, Ontario, Canada. Amax Gold shareholders received .8004 shares of Kinross common stock for each share of Amax Gold common stock held at the merger date. All shares of Amax Gold common stock held in the Plan were converted into Kinross common stock. Various options are currently being considered relating to the Plan; however, no decisions have been made regarding the future of the Plan.

ADMINISTRATION

Prior to the merger, the Plan was administered by the Benefits Committee, comprised of five Amax Gold officers. During 1997, Plan administrative expenses were paid by Amax Gold.

ENROLLMENT
Eligible employees can enroll in the Plan at any time.

CONTRIBUTIONS

Participants may make contributions of up to 16 percent of basic compensation. In 1997, Amax Gold contributed an amount equal to 60 percent of the first eight percent of each Participant's contribution versus 75 percent of the first six percent in 1996, which is invested 100 percent in Amax Gold common stock.

Participant rollover contributions are permitted at the discretion of the Committee provided all legal requirements are satisfied.

VESTING
Participants are immediately vested in their employee contributions and the earnings attributable to those contributions. All Participants are immediately 100 percent vested in the employer contributions to the Plan and the earnings attributable to those contributions.

LOANS
Participants may borrow from their Plan accounts. Loans are in the form of cash and may not exceed 50 percent of a Participant's vested account balance or $50,000, reduced by the Participant's highest loan balance in the preceding twelve months. Participants are charged a reasonable rate of interest on outstanding loans as determined by the Benefits Committee. In general, loan terms may not exceed five years.

       THRIFT PLAN FOR EMPLOYEES OF AMAX GOLD INC. AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS



Loan repayments are made through regular payroll deductions. A Participant may prepay all of the outstanding loan balance; however, partial prepayments are not allowed.

DISTRIBUTIONS
Participants may withdraw all or a portion of vested contributions subject to certain conditions as specified in the Plan document.

PARTICIPANT'S TAX STATUS

Participant contributions to the Plan may be deferred, at the election of the Participant, for federal income tax purposes, subject to certain limitations. Employer contributions and all earnings under the Plan are deferred for federal income tax purposes. The amounts deferred under the Plan may become subject to federal income tax when withdrawn. Participants may also choose to make after-tax contributions to the Plan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING
The financial statements of the Plan are presented on the accrual basis.

VALUATION OF ASSETS
Amax Gold common stock is valued at fair market value based on the quoted market price.

Investments in mutual funds are valued at net asset value as determined by the Trustee, based on the quoted market prices of the underlying investments.

Participant loans are valued at principal amount, which approximates fair market value.

Transfers of assets into the Plan are made at fair market value. The cost of investments sold or transferred is determined on a Participant level by the average cost method. Assets transferred out of the Plan are reported at market value with the difference between cost and market reported as realized gains or losses.

3. INVESTMENTS

INVESTMENT OPTIONS

T. Rowe Price is the recordkeeper and Trustee of the Plan. Participants may elect to invest their contributions to the Plan in Amax Gold common stock or the following T. Rowe Price funds: a money market fund (Prime Reserve Fund); a bond fund (Spectrum Income Fund); a portfolio of guaranteed investment contracts, bank investment contracts and structured investment contracts (Stable Value
Fund); and six equity funds (Equity Index Fund, International Stock Fund, Equity Income Fund, New Horizons Fund, Science and Technology Fund and Spectrum Growth
Fund).

       THRIFT PLAN FOR EMPLOYEES OF AMAX GOLD INC. AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS


As of December 31, 1997, the number of Participants who held assets in the various investment options were as follows: 424 in Amax Gold common stock, 48 in the Prime Reserve Fund, 187 in the Equity Index Fund, 184 in the Stable Value Fund, 116 in the International Stock Fund, 140 in the Spectrum Income Fund, 102 in the Equity Income Fund, 200 in the New Horizons Fund, 91 in the Science and Technology Fund and 57 in the Spectrum Growth Fund.

INVESTMENTS HELD
Investments held by the Trustee as of December 31, 1997 and 1996, consisted of the following:


                                                Cost      Fair Value
                                             -----------  -----------
December 31, 1997:
Amax Gold Inc. common stock held in
 Common Stock Fund (399,868 shares)/(a)/     $ 2,253,824  $   924,695
Participant loans                                412,892      412,892
Prime Reserve Fund (76,816 units)                 76,816       76,816
Equity Index Fund (119,727 units)/(a)/         1,884,680    3,158,392
International Stock Fund (38,185 units)          490,856      512,446
Spectrum Income Fund (77,213 units)/(a)/         836,203      900,304
Stable Value Fund (4,758,224 units)/(a)/       4,758,224    4,758,224
Equity Income Fund (30,478 units)                712,346      794,564
New Horizons Fund (88,712 units)/(a)/          2,054,951    2,066,989
Science and Technology Fund (6,770 units)        208,632      184,551
Spectrum Growth Fund (14,620 units)              226,364      232,901
                                             -----------  -----------
                                             $13,915,788  $14,022,774
                                             ===========  ===========

December 31, 1996:
Amax Gold Inc. common stock held in
 Common Stock Fund (270,929 shares)/(a)/     $ 1,735,807  $ 1,727,170
Participant loans                                502,460      502,460
Prime Reserve Fund (55,828 units)                 55,828       55,828
Equity Index Fund (121,841 units)/(a)/         1,753,168    2,478,242
International Stock Fund (37,606 units)          470,300      518,963
Spectrum Income Fund (72,921 units)/(a)/         779,079      816,710
Stable Value Fund (4,913,643 units)/(a)/       4,913,643    4,913,643
Equity Income Fund (14,318 units)                316,912      322,738
New Horizons Fund (108,828 units)/(a)/         2,527,229    2,369,179
Science and Technology Fund (6,425 units)        203,144      190,897
Spectrum Growth Fund (5,193 units)                77,443       78,572
                                             -----------  -----------
                                             $13,335,013  $13,974,402
                                             ===========  ===========


/(a)/ Individual investments representing 5 percent or more of net assets available for benefits as of December 31, 1997 or 1996.

4. NET REALIZED GAINS (LOSSES) ON INVESTMENTS

Net realized gains (losses) from investment transactions for the year ended December 31, 1997, were as follows:

       THRIFT PLAN FOR EMPLOYEES OF AMAX GOLD INC. AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS


                            Common        Equity     International
                          Stock Fund    Index Fund     Stock Fund
                         ------------  ------------  --------------

1997    Proceeds            $421,080      $658,852        $166,805
        Cost                 467,394       442,898         155,380
                            --------      --------   -------------
        Net gain (loss)     $(46,314)     $215,954        $ 11,425
                            ========      ========   =============


                          Spectrum        Equity         New
                         Income Fund   Income Fund   Horizons Fund
                         -----------   -----------   -------------

1997    Proceeds            $160,561      $121,237        $878,755
        Cost                 153,034       114,869         937,437
                            --------      --------   -------------
        Net gain (loss)     $  7,527      $  6,368        $(58,682)
                            ========      ========   =============


                          Science and     Spectrum
                        Technology Fund  Growth Fund
                        ---------------  -----------

1997    Proceeds            $117,454      $ 52,848
        Cost                 128,597        47,589
                            --------      --------
        Net gain (loss)     $(11,143)     $  5,259
                            ========      ========


5. UNREALIZED APPRECIATION/DEPRECIATION OF INVESTMENTS

Net unrealized appreciation/depreciation of investments amounted to $108,668 and $639,389 at December 31, 1997 and 1996, respectively. The change in net unrealized appreciation/depreciation resulted in a Plan loss of $530,721 in 1997.

6. TAX STATUS

Amax Gold received a favorable determination letter dated September 10, 1996 from the Internal Revenue Service as to the qualified status of the Plan. Management of the Company is of the opinion that the Plan continues to fulfill the requirements of a qualified plan and that the trust which forms a part of the Plan is not subject to tax. Accordingly, no provision for federal or state income taxes has been provided.

7. PLAN AMENDMENTS

During 1996, the Company amended the Plan document to make certain changes required by the Internal Revenue Service for its favorable determination letter.

Effective January 1, 1997, the Plan was amended to increase the maximum amount of Participant's contributions which are matched from six percent to eight percent. The total Participant contribution allowed remains at 16 percent of basic compensation. In addition, effective January 1, 1997, the Plan was amended to decrease the Company contribution to 50 percent of the first eight percent of the Participant's contribution from 75 percent of the first six percent. The Company may, at its sole discretion, contribute additional amounts.

       THRIFT PLAN FOR EMPLOYEES OF AMAX GOLD INC. AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS


8. DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

Gains (losses) on the sale of investments as reported in the statement of changes in net assets available for benefits with Fund Information have been determined on a participant level using the average cost method. For purposes of the Department of Labor's Form 5500, gains (losses) on such sales have been calculated based upon the market value at the beginning of the Plan year in accordance with the requirements of the Form 5500.

In addition, in accordance with guidance issued by the American Institute of Certified Public Accountants, the Plan does not recognize as a liability amounts elected to be withdrawn but not yet distributed as of year end. However, such amounts must be included on the Form 5500. As of December 31, 1997 and 1996 there were no benefits payable due to timing of the distributions by the Trustee.

                                                                      Schedule I

       THRIFT PLAN FOR EMPLOYEES OF AMAX GOLD INC. AND ITS SUBSIDIARIES
                          ASSETS HELD FOR INVESTMENT
                               DECEMBER 31, 1997



Party in                        Description              Historical   Current
Interest       Issuer          of Investment               Cost        Value
--------       ------          -------------             ----------   -------

 Yes        Amax Gold Inc.     Amax Gold Inc.           $2,253,824  $  924,695
                               Common Stock
                               No par value
                               (399,868 shares)

 Yes        T. Rowe Price      Prime Reserve Fund           76,816      76,816
                               (76,816 units)

 Yes        T. Rowe Price      Equity Index Fund         1,884,680   3,158,392
                               (119,729 units)

 Yes        T. Rowe Price      International Stock         490,856     512,446
                               Fund (38,185 units)

 Yes        T. Rowe Price      Spectrum Income             836,203     900,304
                               Fund (77,213 units)

 Yes        T. Rowe Price      Stable Value Fund         4,758,224   4,758,224
                               (4,758,224 units)

 Yes        T. Rowe Price      Equity Income Fund          712,346     794,564
                               (30,478 units)

 Yes        T. Rowe Price      New Horizons Fund         2,054,951   2,066,989
                               (88,712 units)

 Yes        T. Rowe Price      Science and Technology      208,632     184,551
                               Fund (6,770 units)

 Yes        T. Rowe Price      Spectrum Growth Fund        226,364     232,901
                               (14,620 units)

 Yes        Participant Loans  Interest rate               412,892     412,892
                               7.0% - 11.5%

                                                                     Schedule II


        THRIFT PLAN FOR EMPLOYEES OF AMAX GOLD INC. AND ITS SUBSIDIARIES
                    SCHEDULE OF REPORTABLE TRANSACTIONS/(A)/
                          YEAR ENDED DECEMBER 31, 1997

                                                                                                       Current Value
                           Total                Total                            Total                  of Asset on
Party in                   Description        Number of   Number    Purchase    Selling      Cost of    Transaction  Net Gain (Loss)
Interest       Issuer      of Assets          Purchases  Of Sales    Price       Price        Asset        Date         on Sales
--------   -------------   -----------------  ---------  --------  ----------  ----------  -----------  -----------  ---------------

Yes        Amax Gold Inc.  Common Stock              44         -  $  970,660  $        -   $  970,660   $  970,660        $      -
Yes        Amax Gold Inc.  Common Stock               -        65           -     406,329      452,617      406,329         (46,288)
Yes        T. Rowe Price   Stable Value Fund         34         -     902,096           -      902,096      902,096               -
Yes        T. Rowe Price   Stable Value Fund          -        56           -   1,057,515    1,057,515    1,057,515
Yes        T. Rowe Price   New Horizons Fund         45         -     437,447           -      437,447      437,447               -
Yes        T. Rowe Price   New Horizons Fund          -        53           -     851,043      909,721      851,043         (58,678)
Yes        T. Rowe Price   Equity Index Fund         43         -     507,192           -      507,192      507,192               -
Yes        T. Rowe Price   Equity Index Fund          -        37           -     591,635      385,538      591,635         206,097




/(a)/ Transactions or series of transactions in excess of 5 percent of the current value of the Plan's assets as of January 1, 1997 as defined in
      Section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                    THRIFT PLAN FOR EMPLOYEES OF
                                    AMAX GOLD INC. AND ITS SUBSIDIARIES



                                    By  /s/ Shelley M. Riley
                                        ----------------------------
                                        Shelley M. Riley
                                        Corporate Secretary
                                        Amax Gold Inc.



Dated:  June 29, 1998